

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2014

Via E-mail
John L. Forney
President, Chief Executive Officer and Director
United Insurance Holdings Corp.
360 Central Avenue
Suite 900
Saint Petersburg, FL 33701

> **Re:** **United Insurance Holdings Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 24, 2014**
> **File No. 001-35761**

Dear Mr. Forney:

We have reviewed your filing and have the following comments. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
10) Statutory Accounting and Regulation, page 68

1. Please tell us where you disclose the amounts of restricted net assets for your subsidiaries as of December 31, 2013 or how your current disclosure complies with the objective in Rule 4-08(e)(3)(ii) of Regulation S-X.

Item 11. Executive Compensation
General, page 81

2. We have reviewed the executive compensation disclosure you have incorporated by reference from your definitive proxy statement. Please note that as an accelerated filer you are required to provide a Compensation Discussion & Analysis under this item and your

Summary Compensation Table must reflect the last three completed fiscal years. Please amend your annual report to include this information. We refer you to Items 402(b) and 402(c) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence
General, page 81

3. We have reviewed your disclosure concerning your related party transactions in Note 13 and incorporated by reference from your definitive proxy statement. We note your statement that you follow a formal policy for reviewing such transactions. As an accelerated filer, you are required to provide a description of this policy in accordance with Item 404(b) of Regulation S-K. Please amend your annual report accordingly.

Item 15. Exhibits, Financial Statement Schedules, page 82

4. Please provide us your analysis supporting why schedule II condensed financial information as required by Article 7-05(c) of Regulation S-X is not required.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha McCullom, Staff Accountant, at (202) 551-3658 or Joel Parker, Accounting Branch Chief at (202) 551-3651 if you have questions regarding the processing of your response as well as any questions regarding comments one and four. You may contact Scot Foley, Staff Attorney, at (202) 551-3383 or John Krug, Senior Staff Attorney, at (202) 551-3862 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant